82-4015

August 30, 2006 RECEIVED

Listed Stock Name: Eisai Co., Ltd.
President & CEO: Haruo Naito
Headquarters: 4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code: 4523
Listed Locations: First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries: Akira Fujiyoshi
Vice President
Corporate Communications, Investor Relations
Phone: +81-3-3817-5120

SUPPL

Notice Concerning the Result of the Company's Own Share Acquisition through ToSTNet-2

(August 30, 2006)- Eisai Co., Ltd. today announced the result of the company's own share acquisition as noticed on August 29, 2006. Details are noted below.

1. Reason for acquiring Eisai's own shares
   For the purpose of implementing a flexible capital policy to cope with the changes in business environment in accordance with the company's articles of incorporation.

2. Type of shares acquired	Common Stock
3. Total number of shares acquired	2 million shares
4. Acquisition price	¥ 5,530 per share
5. Total value of shares acquired	¥ 11,060 million
6. Date of acquisition	August 30, 2006(Wednesday)

7. Acquisition method
   Acquisition through ToSTNeT-2 of Tokyo Stock Exchange (closing price transaction)

(Reference)
Outline of the acquisition plan of the company's own shares authorized by the Board of Directors (announced on July 31, 2006)

(1) Type of shares to be acquired	Common Stock
(2) Total number of shares to be acquired	4 million shares (maximum)
(3) Total value of shares to be acquired	22 billion Yen (maximum)
(4) Progress as of August 30, 2006	
Total number of shares acquired	2 million shares
Total value of shares acquired	¥ 11,060 million

dlw 9/14

82-4015

August 29, 2006

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications, Investor Relations Phone: +81-3-3817-5120

Notice Concerning Acquisition of the Company's Own Shares through ToSTNet-2

(August 29, 2006)- Eisai Co., Ltd. today announced the decision on the method of acquisition of the company's own shares, pursuant to item 1 of Article 459 of the Corporate Law and the articles of incorporation.

1. Method of Acquisition

Shares will be purchased at the Tokyo Stock Exchange at 8:45 a.m. on August 30, 2006 by a closing price of ¥5,530 per share as of today, August 29, 2006. Transactions (closing price transaction) will be made through ToSTNeT-2, and shall neither be made by other trading systems nor at another time. The purchase order will be valid only at the time designated for transactions.

2. Contents of Acquisition

(1) Type of shares to be acquired	Common Stock
(2) Total number of shares to be acquired	2 million shares

(Note1) The number of shares will not be changed. Depending on market fluctuations and other factors, a part or all of the transaction may not be performed.

(Note2) The purchase is to be made by selling orders corresponding to the number of shares planned to be acquired.

3. Acquisition Disclosure

The result of the transaction will be disclosed after the completion of the transaction which will start at 8:45 a.m. on August 30, 2006.

(Reference)

Outline of the acquisition plan of the company's own shares authorized by the Board of Directors (announced on July 31, 2006)

(1) Type of shares to be acquired	Common Stock
(2) Total number of shares to be acquired	4 million shares (maximum)
(3) Total value of shares to be acquired	22 billion Yen (maximum)
(4) Progress as of August 29, 2006	
Total number of shares acquired	0
Total value of shares acquired	¥0